Boomers, Inc.

September 26, 2013

Mr. Larry Spirgel
Assistant Director
Kathleen Krebs
Special Counsel
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:	Boomers, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed September 12, 2013 File No. 333-185537

Dear Mr. Spirgel:

Boomers Inc. submits this letter to you in response to your letter of September 24, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff’s comments. For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

Statement of Operations, page 11

1.
We refer to the presentation of the nine month period ended August 31, 2013. The net loss of $595 is not consistent with the net loss of $3,095 for the same period presented in your Statement of Operations on page F-11. Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have corrected the inadvertent error on our Statement of Operations on page 11 to agree to those statements of our reviewed Statement of Operations on page F-11.

COMMENT:

Dilution of the Price you Pay for Your Shares, page 17

2.
We refer to your calculation of net book value on August 31, 2013 of $4,505. We note, however, that $4,505 is the sum of liabilities and owners’ equity, rather than your net tangible book value as of August 31, 2013. Please revise to disclose your net tangible book value per share before and after the distribution per Item 506 of Regulation S-K.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised the dilution discussion and table to accurately reflect the correct figures based on the net tangible book value of $2,005.

COMMENT:

Table B: Unaudited Statements of Operations Data

Statement of Operations, page F-11

3.
We refer to the period from October 23, 2012 (inception) through August 31, 2013 and note that the net loss presented in the amount of $5,595 is not consistent with the net loss for the same period of $8,095 presented in your Statements of Cash Flows and Stockholders’ Equity and as the accumulated deficit in the Balance Sheet as of August 31, 2013. Please revise accordingly.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have corrected our financial statements for period ended August 31, 2013.

COMMENT:

4.
We also note that you make inconsistent references to your net loss from inception through August 31, 2013 and accumulated deficit as of August 31, 2013 throughout your document. Please refer to pages 11, 23, and 32 and revise to present corrected amounts throughout your entire document.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have provided correct reference to our net loss from inception through August 31, 2013.  We have revised to present corrected amounts throughout our entire amended filing.

Furthermore, the Company acknowledges that;

•	should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Harold P. Gewerter, Esq., Ltd at (702) 382-1759 facsimile, (702) 382-1714 telephone with any questions or comments.

Sincerely,

/s/ Charles Seefeldt
Charles Seefeldt
President
Boomers, Inc.